Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for		Votes against	Abstentions

24,704,850	1,010,409		895,502

All tabulations are rounded to the nearest whole number.